

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2021

Diana P. Diaz
Executive Vice President and Chief Financial Officer
Sharps Compliance Corp.
9220 Kirby Drive, Suite 500
Houston, TX 77054

> **Re: Sharps Compliance Corp.**
> **Registration Statement on Form S-3**
> **Filed June 22, 2021**
> **File No. 333-257280**

Dear Ms. Diaz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Brandon Byrne